                                                                    EXHIBIT 99.1


EXCEL PARALUBES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED
  DECEMBER 31, 2000

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Partners of
Excel Paralubes


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, partners' deficit and cash flows present fairly, in all material respects, the financial position of Excel Paralubes and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Excel Paralubes' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 8 and 12 to the consolidated financial statements, Excel Paralubes has significant transactions with its partners.







January 24, 2001

EXCEL PARALUBES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                 2000             1999

                                Assets

Current assets:
    Cash and cash equivalents                               $   1,298,958    $     444,598
    Accounts receivable - related party                        26,825,856       54,309,277
    Inventory                                                  10,942,673       11,405,294
    Other current assets                                          226,931          357,024
                                                            -------------    -------------
        Total current assets                                   39,294,418       66,516,193
Property, plant and equipment, net                            378,431,618      395,742,089
Intangible assets, net                                         22,120,162       23,502,672
Other assets                                                   10,478,837       11,364,350
                                                            -------------    -------------

        Total assets                                        $ 450,325,035    $ 497,125,304
                                                            =============    =============

                   LIABILITIES AND PARTNERS' DEFICIT

Current liabilities:
    Accounts payable and accrued liabilities                $   6,523,466    $   2,451,425
    Accounts payable and accrued liabilities -
      related party                                             2,073,963        3,414,399
    Current portion of long-term debt                           3,657,600
    Short-term notes payable                                   77,088,000       84,501,000
    Interest payable                                            5,945,833        5,945,833
                                                            -------------    -------------
        Total current liabilities                              95,288,862       96,312,657
Long-term debt                                                486,342,400      490,000,000
Other long-term liabilities                                    11,861,951       33,888,637
Partners' deficit                                            (143,168,178)    (123,075,990)
                                                            -------------    -------------

        Total liabilities and partners' deficit             $ 450,325,035    $ 497,125,304
                                                            =============    =============


        The accompanying notes are an integral part of these consolidated financial statements.

EXCEL PARALUBES
CONSOLIDATED STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                  2000           1999           1998
Revenues:
    Net sales - related party                 $437,555,086   $306,353,812   $269,663,968
    Processing fees - related party             10,440,453      9,675,680     10,019,790
                                              ------------   ------------   ------------
        Total revenues                         447,995,539    316,029,492    279,683,758
                                              ------------   ------------   ------------
Costs and expenses:
    Cost of goods sold - related party         302,367,338    196,893,691    145,882,471
    Operating expense                           46,383,759     46,798,951     47,712,610
    General and administrative expense           1,222,152      1,098,486      1,064,681
    Depreciation and amortization               16,848,576     17,661,409     17,281,029
    Loss on disposition of asset                 2,435,591
    Interest expense                            40,768,853     38,888,051     38,046,184
    Taxes other than income                        161,458        124,320        208,663
                                              ------------   ------------   ------------
        Total costs and expenses               410,187,727    301,464,908    250,195,638
                                              ------------   ------------   ------------

Net income                                    $ 37,807,812   $ 14,564,584   $ 29,488,120
                                              ============   ============   ============


        The accompanying notes are an integral part of these consolidated financial statements.

EXCEL PARALUBES
CONSOLIDATED STATEMENT OF PARTNERS' DEFICIT
--------------------------------------------------------------------------------

                                                     ATLAS
                                     CONOCO,       PROCESSING
                                      INC.             CO.             TOTAL
Balance, January 1, 1998         $ (37,389,347)   $ (37,389,347)   $ (74,778,694)

Distributions                      (29,175,000)     (29,175,000)     (58,350,000)
Net income for the year
  ended December 31, 1998           14,744,060       14,744,060       29,488,120
                                 -------------    -------------    -------------

Balance, December 31, 1998         (51,820,287)     (51,820,287)    (103,640,574)

Distributions                      (17,000,000)     (17,000,000)     (34,000,000)
Net income for the year
  ended December 31, 1999            7,282,292        7,282,292       14,564,584
                                 -------------    -------------    -------------

Balance, December 31, 1999         (61,537,995)     (61,537,995)    (123,075,990)

Distributions                      (28,950,000)     (28,950,000)     (57,900,000)
Net income for the year
  ended December 31, 2000           18,903,906       18,903,906       37,807,812
                                 -------------    -------------    -------------

Balance, December 31, 2000       $ (71,584,089)   $ (71,584,089)   $(143,168,178)
                                 =============    =============    =============


        The accompanying notes are an integral part of these consolidated financial statements.

EXCEL PARALUBES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                             2000            1999            1998
Cash flows from operating activities:-
    Net income                                           $ 37,807,812    $ 14,564,584    $ 29,488,120
    Adjustments to reconcile net income
      to net cash provided by
      operating activities:
      Depreciation and amortization                        16,848,576      17,661,409      17,281,029
      Loss on asset retirements                             2,435,591
      (Increase) decrease in accounts
        receivable                                         27,483,421     (14,605,091)      2,011,862
      Decrease in inventory                                   462,621         770,963       1,721,292
      (Increase) decrease in other current assets             130,093        (272,358)        (18,924)
      Increase (decrease) in accounts
        payable and accrued liabilities                     2,731,605          99,645     (17,105,118)
      Decrease in intangible assets                                                            56,955
      Decrease in other long-term assets                      885,513
      Increase (decrease) in long-term
        liabilities                                        (9,818,624)      5,123,612      11,601,197
                                                         ------------    ------------    ------------
        Net cash provided by operating
          activities                                       78,966,608      23,342,764      45,036,413
                                                         ------------    ------------    ------------
Cash flows from investing activities:
    Additions to property, plant
      and equipment                                       (13,821,545)     (4,787,101)     (2,557,498)
    Proceeds from sale of assets                            1,022,297                          12,500
                                                         ------------    ------------    ------------
        Net cash used in investing activities             (12,799,248)     (4,787,101)     (2,544,998)
                                                         ------------    ------------    ------------
Cash flows from financing activities:
    Cash distributions to partners                        (57,900,000)    (34,000,000)    (58,350,000)
    Net proceeds (payment) from issuance/
      retirement of commercial paper                       (7,413,000)     15,301,000      16,400,000
                                                         ------------    ------------    ------------
        Net cash used in financing activities             (65,313,000)    (18,699,000)    (41,950,000)
                                                         ------------    ------------    ------------
Net increase (decrease) in cash                               854,360        (143,337)        541,415
Cash balance at beginning of year                             444,598         587,935          46,520
                                                         ------------    ------------    ------------

Cash balance at end of year                              $  1,298,958    $    444,598    $    587,935
                                                         ============    ============    ============

Supplementary cash flow information:
    Cash paid for interest                               $ 40,132,046    $ 39,160,407    $ 38,096,674


        The accompanying notes are an integral part of these consolidated financial statements.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.       ORGANIZATION

         Excel Paralubes (Excel or the Joint Venture), a general partnership, was formed pursuant to the laws of the state of Texas on August 2, 1994 and was created for the purpose of constructing and operating a lube oil hydrocracker facility. Excel is a partnership which is equally owned by Conoco Inc. (Conoco) and Atlas Processing Company (Atlas Processing), a 100%-owned subsidiary of Pennzoil-Quaker State Company (Pennzoil). Excel Paralubes Funding Corporation (Excel Funding), a Delaware corporation, was formed to execute and administer the financing arrangements of the Joint Venture and is a wholly-owned subsidiary of Excel.

         As more fully described in Notes 8 and 12, Excel and its partners have entered into several long-term purchase and supply contracts, administrative and processing agreements and partner guarantees.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ESTIMATES

         The accompanying consolidated financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

         RECLASSIFICATIONS

         Certain amounts in prior periods have been reclassified to conform to the current year's presentation.

         BASIS OF CONSOLIDATION

         The consolidated financial statements include the accounts of Excel and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated.

         CASH AND CASH EQUIVALENTS

         Cash consists of cash on deposit at financial institutions and cash equivalents in the form of time deposits with original maturities of three months or less.

         INVENTORIES

         Inventories consist principally of feedstocks. All inventories are valued at the lower of cost or market, cost being determined by the last-in, first-out (LIFO) method. The total LIFO reserves required at December 31, 2000 and 1999 were ($1,241,612) and $1,376,006, respectively.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


         PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment is carried at cost and consists primarily of refining equipment in service at year end. Property, plant and equipment is being depreciated on a straight-line basis principally over 28 years, the estimated life of the assets. When fixed assets are sold or retired, cost and accumulated depreciation are eliminated from the accounts, and gains or losses are recorded in income.

         Long-lived assets are reviewed periodically for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized in the accompanying consolidated statement of operations for the difference. Fair value is generally determined from estimated, discounted, future net cash flows.

         CATALYST RECLAMATION AND TURNAROUND COSTS

         Catalyst reclamation and turnaround costs are accrued as long-term liabilities over the period between reclamations and turnarounds based on estimates of the scope and the future costs for these activities.

         INTANGIBLE ASSETS

         Intangible assets consist of license fees. License fees are being amortized on a straight-line basis over the 20 year life of the license agreement. Intangible assets are reassessed periodically to determine whether any potential impairment exists.

         REVENUE RECOGNITION

         Revenues from the sale of base oil and co-products produced are recognized when title passes upon delivery, and are presented net of partner rebates.

         RESEARCH AND DEVELOPMENT EXPENDITURES

         Research and development expenditures are recorded in operating expenses and primarily represent pilot plant costs surrounding the operating activities of the hydrocracker facility. For the years ended December 31, 2000, 1999 and 1998, Excel expensed $171,003, $1,371,836 and $1,029,216, respectively, for research and development expenditures.

         INCOME TAXES

         Excel is treated as a tax partnership under the provisions of Subchapter K of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for income taxes since Excel's results of operations and related credits and deductions will be passed through to and taken into account by its partners in computing their respective tax liabilities. No income taxes have been recorded for Excel's wholly-owned subsidiary as it has had no taxable income.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


         ENVIRONMENTAL LIABILITIES AND EXPENDITURES

         Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

         CONCENTRATION OF RISK

         All of Excel's trade receivables are from Conoco and Atlas Processing. Although collection of these receivables could be influenced by economic factors affecting the petroleum industry, the risk of significant loss is considered remote.

         NEW ACCOUNTING STANDARDS

         Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by Statement of Financial Accounting Standards No. 137 and 138 is effective for fiscal years beginning after June 15, 2000.

         SFAS 133 requires all derivatives be recognized in the balance sheet as either assets or liabilities and measured at fair value. Derivatives that are not hedges must be adjusted to fair value through current earnings. If a derivative qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative, to the extent effective, will either be offset against the change in fair value of the hedged assets, liabilities, or from future commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in current earnings. The ineffective portion of a derivative designated as a hedge is immediately recognized in current earnings.

         The Joint Venture does not utilize derivative financial instruments for hedging or any other purposes. Additionally, the Joint Venture has evaluated its contracts and agreements for embedded derivatives and determined that no transition adjustment will be required in adopting SFAS 133.

3.       INVENTORIES

         At December 31, 2000 and 1999, inventory consisted of the following:

                                 2000            1999
VGO                          $  8,137,148    $  7,312,809
LVW Lube stock                  2,558,824       1,325,773
Other                           1,488,313       1,390,706
LIFO reserve                   (1,241,612)      1,376,006
                             ------------    ------------

                             $ 10,942,673    $ 11,405,294
                             ============    ============

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


         During 2000, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2000 purchases, the effect of which decreased cost of goods sold and increased net income by $169,513.

4.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment at December 31, 2000 and 1999 is summarized below:

                                              2000             1999
Plant and equipment                       $ 416,025,560    $ 416,665,463
Buildings                                     6,951,849        6,673,213
Improvements                                  3,108,420       17,241,508
Office furniture and equipment                  782,849        1,710,774
Construction in progress                     14,055,129        2,462,020
                                          -------------    -------------
                                            440,923,807      444,752,978
Less - accumulated depreciation              62,492,189       49,010,889
                                          -------------    -------------

                                          $ 378,431,618    $ 395,742,089
                                          =============    =============


         Depreciation expense was $15,466,066, $15,014,760 and $15,439,073 for the years ended December 31, 2000, 1999 and 1998, respectively.

         In conjunction with Excel's scheduled turnaround activities in 2000, the Joint Venture reevaluated the economics associated with owning the catalyst used in its manufacturing process and decided instead to lease the replacement catalyst (Note 9). As a result, the catalyst that had been purchased and capitalized in conjunction with the originally planned construction was retired resulting in a charge of $14.6 million to earnings. Additionally, an accrual for $12.2 million for the reclamation of the original catalyst was reversed to earnings as a result of the decision to lease. The net loss of $2.4 million is presented on the accompanying consolidated statement of operations.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


5.       INTANGIBLE ASSETS

         Intangible assets at December 31, 2000 and 1999 are summarized below:

                                           2000           1999
License fees                           $ 27,650,202   $ 27,650,202
Less - accumulated amortization           5,530,040      4,147,530
                                       ------------   ------------

                                       $ 22,120,162   $ 23,502,672
                                       ============   ============


         Amortization cost associated with license fees was $1,382,510, in 2000, 1999 and 1998.

6.       INCOME TAXES

         As of December 31, 2000 and 1999, the tax bases of the Joint Venture's assets were greater (less) than the financial statement carrying values as summarized below:

                                               2000              1999
Inventory                                 $      965,667    $      965,667
Property, plant and equipment, net          (159,050,448)      (86,445,915)
Intangible assets, net                        (2,167,952)           44,771
                                          --------------    --------------

                                          $ (160,252,733)   $  (85,435,477)
                                          ==============    ==============


7.       DEBT

         On November 5, 1996, Excel Funding issued $240 million of 7.125% senior bonds. Interest payable on these bonds is due semiannually on May 1 and November 1 each year. Semiannual principal payments are due beginning in 2001 through 2011. The first principal payments of $1,828,800 are due on May 1 and November 1, 2001 and are therefore classified as current debt in the balance sheet.

         On November 6, 1995, Excel Funding issued $250 million of 7.43% senior bonds. Interest payable on these bonds is due semiannually on May 1 and November 1 each year. The first principal payment of $19,375,000 is due on May 1, 2011.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


         Maturities of Excel's senior bonds are as follows:

  YEAR ENDED
DECEMBER 31,
    2001                      $   3,657,600
    2002                         13,348,800
    2003                         15,691,200
    2004                         20,073,600
    2005                         21,734,400
    Thereafter                  415,494,400
                              -------------

                              $ 490,000,000
                              =============


         Recourse under the bonds is limited to the revenues and assets of Excel. Certain restrictive covenants limit the ability of Excel to incur additional debt, make distributions to the partners, make investments or create liens. The most restrictive of these covenants is the Joint Venture's requirement to maintain a debt service coverage ratio in excess of 1.8 to 1 at anytime.

         Excel has a variable rate $145 million line of credit with a syndicate of banks which expires in May 2001. At December 31, 2000 and 1999, the line of credit remained unused. This credit facility is intended for support of commercial notes. Through the credit facility, the commercial notes can be converted to term loans with the related bank syndicate at the Joint Venture's discretion for a period not to exceed one year. The weighted-average interest rate on the $77.1 million and $84.5 million of commercial paper outstanding at December 31, 2000 and 1999, was 7.6% and 6.5%, respectively.

         Interest costs incurred in 2000, 1999 and 1998, including amortization of debt issuance costs, totaled $40,768,853, $38,888,051 and $38,046,184, respectively. Interest costs incurred during the period required to bring assets to the condition and location for their intended use are capitalized as part of acquisition costs. In 2000, 1999 and 1998, there were no interest costs capitalized.

8.       RELATED PARTY TRANSACTIONS

         Conoco has been designated as the operator of the partnership and, in that capacity, provides substantially all technical and administrative assistance and services in connection with Excel's operations. Charges for these services were approximately $10,140,000, $9,700,000 and $9,400,000 during 2000, 1999 and 1998, respectively, and are included in administrative expenses and operating costs. Included in such charges are the costs of

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


         the operators' salaries and wages, which include related benefits such as pensions and other postretirement benefits, allocable to Excel. Excel has no employees.

         Excel and Conoco have joint ownership of certain processing units constructed at or adjacent to Conoco's Lake Charles Refinery. Variable costs associated with certain of these units are allocated on the basis of usage. Fixed costs are allocated based on the ownership percentage of the applicable units.

         As operator, Conoco is responsible for processing and paying Excel's invoices. Disbursements made by the partner on Excel's behalf are reimbursed semimonthly by Excel. At December 31, 2000 Excel owed Conoco a net amount of $1,611,897. At December 31, 1999 Conoco owed Excel $1,056,692.

         Excel has entered into a long-term sale and purchase agreement whereby Conoco and Atlas Processing have agreed to purchase from Excel all base oil production (within certain specifications) and at least the amount taken by the other party, up to a maximum of 50% each of Excel's expected output, at a market-based price (less an annual rebate which is subordinate in right of payment to the senior debt of Excel). If either Conoco or Atlas Processing fails to purchase its required amount of Excel's output, that party is obligated to pay to Excel the amount that Excel would have earned had the party made such purchases. Base oil sales made to the partners, net of rebates, were $299,631,266, $213,887,942 and $198,884,886 for 2000, 1999 and 1998, respectively.

         Excel and Conoco have entered into a long-term sale and purchase agreement which requires Conoco to purchase all co-products (within certain specifications) produced by Excel, with the exception of sulfur, at market-based prices as specified in the agreement. Co-product sales made to Conoco were $137,923,820, $92,465,870 and $70,779,082 during 2000, 1999 and 1998.

         Excel and Conoco have entered into a long-term feedstock sale and purchase agreement whereby Excel agrees to purchase from Conoco all of the required volume of vacuum gas oil (VGO) and hydrogen needed by the hydrocracker facility. These feedstocks must meet certain quality specifications and are purchased at a market-based price as specified in the agreement. Feedstocks purchased by Excel under the agreement were $294,000,163, $196,122,727 and $143,959,735 during 2000, 1999 and
         1998, respectively. At certain times, the Joint Venture may purchase additional feedstock from third parties when Conoco's volumes do not meet periodic requirements for the hydrocracker facility.

         Excel and Conoco have entered into long-term processing agreements which require Conoco to pay processing fees for the use of the vacuum unit and hydrogen supply facilities. The fee

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


         for the vacuum unit is equal to $1.50 for each barrel of VGO produced from the unit, not to exceed $6,740,000 in any one year. Fees for the hydrogen supply facilities are $23,000 per day for each day the facilities are utilized, not to exceed $4,202,000 in any one year. Processing fees received for these facilities were $10,440,453, $9,675,680 and $10,019,790 during 2000, 1999 and 1998, respectively.

         In accordance with a long-term agreement between Excel and Conoco, Excel pays Conoco a fixed monthly fee of $73,875 for use of Conoco's wastewater facility. This fee will continue through December 31, 2024 and amounted to $886,500, $886,500 and $826,400 in 2000, 1999 and 1998,
         respectively. The fee is included in the accompanying consolidated statement of operations.

9.       OPERATING LEASES

         In February 2000, Excel entered into an operating lease agreement with ExxonMobil Corporation (ExxonMobil) to lease a performance catalyst. The operating lease requires a minimum two year commitment with annual options for renewal thereafter. The Joint Venture expects to extend the lease to four years to coincide with expected turnaround activities. The catalyst must be returned to ExxonMobil at the end of the lease term.

         Excel leases the project site land from Conoco. The lease expires on December 31, 2024; at which time, the lease will automatically be extended for successive renewal terms of five years each unless either the lessee or lessor elects to terminate the lease.

         The following details the future lease payments required of Excel for the five succeeding years and thereafter:

2001                                      $  6,160,899
2002                                         7,387,332
2003                                         5,915,616
2004                                         5,057,115
2005                                         3,094,818
Thereafter                                  47,150,400
                                          ------------

                                          $ 74,766,180
                                          ============


         Rental expense under operating leases was $2,890,400, $2,481,600 and $2,481,600 for 2000, 1999 and 1998.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


10.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         At December 31, 2000 and 1999, Excel had outstanding long-term debt with a carrying value of $490 million. Based on borrowing rates available at the respective balance sheet dates, the fair value of this debt was approximately $443 million and $450 million as of December 31, 2000 and 1999, respectively. The reported amounts of financial instruments such as cash equivalents, accounts receivable and short-term notes payable approximate fair value because of their short maturities.

11.      COMMITMENTS AND CONTINGENCIES

         Excel does not maintain general liability (including sudden and accidental pollution) insurance coverage. In the event of a major disruption of Excel's operations, the Partners will evaluate at that time whether to refurbish Excel's operations to normal levels.

         On July 31, 1995, a Petition for Class Action was filed in the 14th Judicial District Court, Parish of Calcasieu, State of Louisiana, against Conoco and a contractor that excavated soil from the project site, by persons upon whose property such soil was placed, alleging that the soil contained harmful and dangerous materials, including asbestos and/or lead. The plaintiffs seek unspecified damages, including punitive or exemplary, compensatory and clean-up damages and attorneys' fees. Conoco intends to vigorously defend the litigation. Conoco is voluntarily removing and replacing contaminated soils from affected properties. Based on the agreements that Excel has with Conoco, management of Excel determined that Excel was potentially obligated to Conoco for a portion of the amounts paid by Conoco in connection with this litigation and related remediation. As such, Excel agreed to reimburse Conoco for a portion of the costs. Excel paid $73,920, $70,456 and $136,015 in 2000, 1999 and 1998, respectively.
         Excel does not believe that the litigation or future remediation expenses will have a material adverse effect on Excel's financial condition or results of operations.

12.      GUARANTEES

         Conoco and Atlas Processing have entered into a Partner Loan Agreement with Excel and the First National Bank of Chicago, as agent on behalf of holders of certain debt of Excel, pursuant to which Conoco and Atlas Processing agreed to provide liquidity support to Excel up to an aggregate amount of $60 million outstanding at any time during the existence of a liquidity cash flow deficit.

         Pennzoil has guaranteed all of Atlas Processing's obligations and E. I. duPont de Nemours and Company (DuPont) has guaranteed all of Conoco's obligations under all Excel offtake and operating agreements as described in Note 8.


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EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


         In August 1999, DuPont completed the final step in its planned divestiture of its ownership interest in Conoco. As a result of DuPont's previous ownership interest in Conoco, the DuPont guarantee of Conoco's obligations to Excel may be terminated if (i) the ratings of the Excel senior bonds, after giving effect to the guaranteed termination, are affirmed to be at least the lower of (a) A3 and A- or
         (b) the ratings in effect just prior to the termination of the guarantee; (ii) all of Excel's senior bonds are paid in full or (iii) 66-2/3% of the senior debt holders agree to a change in the terms of the guarantee. As of December 31, 2000, the DuPont guarantee of Conoco's obligations to Excel as described in Note 8 remained in place.


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